Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. ("AQN", the "Company" or the "Corporation") has prepared the following discussion and analysis to provide information to assist its securityholders' understanding of the financial results for the three and six months ended June 30, 2026. This Management Discussion & Analysis ("MD&A") should be read in conjunction with AQN's unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2026 and 2025. This MD&A should also be read in conjunction with AQN's audited consolidated financial statements for the years ended December 31, 2025 and 2024. This material is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on the AQN website at www.algonquinpower.com. Additional information about AQN, including the most recent Annual Information Form ("AIF"), can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

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Explanatory Notes
Unless otherwise indicated, financial information provided for the three and six months ended June 30, 2026 and 2025 has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount. Certain amounts in this MD&A may not total due to rounding.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
The term "rate base" is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company's rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly-titled measures used by other companies.
Unless noted otherwise, this MD&A is based on information available to management as of August 7, 2026.
Renewables business sale
On January 8, 2025, the Company completed the previously announced sale of its renewable energy business (excluding hydro) (the "Renewables Sale") to a wholly-owned subsidiary of LS Power ("LS Buyer") for proceeds of approximately $2.1 billion, after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. Approximately $1.95 billion of such proceeds were received upon the closing of the transaction and an additional approximately $150 million in proceeds were received subsequent to closing upon monetization of tax attributes on certain in-construction projects.
Additionally, the Company can receive up to $220 million in cash pursuant to an earn out agreement relating to certain wind assets (the "Earn Out"). The amount and timing of the ultimate net cash proceeds will be dependent on final completion costs for in-construction assets, the associated monetization of tax credits on certain of these projects (including, but not limited to, future events which could cause recapture of part or all of the tax attributes monetized and refund of the associated proceeds), and other final closing adjustments.
During the third quarter of 2024, the Company concluded that the consolidated assets within its former renewable energy group (excluding hydro) met the accounting requirements to be presented as "Held for Sale". As a result, the renewable energy group (excluding hydro) was classified as "discontinued operations" until closing of the Renewables Sale. The discontinued operations operated as a distinct segment and had no impact on the operations of the Regulated Services Group operating segment, other than sharing certain corporate support functions and benefiting from corporate debt and equity funding. This MD&A reflects the results of continuing operations, unless otherwise noted.

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Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information"). The words "aims", "anticipates", "believes", "budget", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "seeks", "should", "strives", "targets", "will", "would", "pursue", "outlook" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future investments and growth, earnings and results of operations; expectations regarding the timing and amount of the Earn Out in connection with the Renewables Sale; the Company’s integrated customer solution technology platform; future plans and the expected outcomes thereof; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset dispositions; potential acquisitions, dispositions, projects, initiatives or other transactions; financing plans; expectations regarding future macroeconomic conditions; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, decisions, orders, settlements, proposals, petitions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Company's energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; capital management plans and objectives; expectations regarding the outcome of legal claims and disputes, including as relates to the November 17, 2020 wildfire in California (the “Mountain View Fire”); expectations regarding the April 9, 2025 gas incident in Lexington, Missouri (the "Lexington Gas Incident"), including regulatory actions arising therefrom and availability of insurance coverage; strategy and goals; dividends to shareholders; share price appreciation; credit ratings from rating agencies; expectations regarding debt repayment and refinancing; the impact on the Company of actual or proposed laws, regulations and rules; accounting estimates; interest rates, including the anticipated effect of an increase thereof; financing costs; the expected impact of tariffs imposed by the U.S. and Canada and possible changes thereto; currency exchange rates; and the Redomicile (as defined herein), including the expected timing thereof and the timing of the related shareholder meeting. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing including self-monetization transactions for U.S. federal tax credits on commercially reasonable terms; the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to additional import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long-term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation's dispositions, acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain, comply with and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation and operation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; the absence of any significant indemnification claims arising from the Renewables Sale; the absence of any reputational harm to the Corporation as a result of the Renewables Sale and the announcement of the Redomicile; the absence of adverse reactions or changes in business relationships or relationships with employees following the Renewables Sale and the announcement of the Redomicile; and the ability of the Corporation to realize the anticipated benefits from the Renewables Sale and the Redomicile.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in

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general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the impact of existing import controls and tariffs and the imposition of additional import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement and operate, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation's facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and strategic objectives; delays and cost overruns in the design and construction of projects; loss of key customers; a third party joint venture partner acting in a manner contrary to the Corporation’s interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation's interests; fluctuations in the price and liquidity of the Corporation's common shares and the Corporation's other securities; the failure to implement the Corporation's strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including the Redomicile; and the possibility of adverse reactions or changes in business relationships or relationships with stakeholders resulting from the announcement of the Redomicile. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading "Enterprise Risk Management" in this MD&A and in the Company’s MD&A for the three and twelve months ended December 31, 2025 (the "Annual MD&A") and under the heading "Enterprise Risk Factors" in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation's views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.
Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms "Adjusted Net Earnings", "Earnings Before Interest and Taxes" ("EBIT"), and "Net Utility Sales", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, "Adjusted Net Earnings" is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. As a pure-play regulated utility, as of the first quarter of 2025, the Company no longer presents "Adjusted Earnings Before Interest, Taxes, Depreciation and

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Amortization" or "Adjusted Funds from Operations" as these metrics were relevant mainly to the Company's former renewable energy group (excluding hydro) that was sold in connection with the Renewables Sale.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN's control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
EBIT
EBIT is a non-GAAP financial measure used by many investors to assess the Company's core operational profitability by measuring the profit generated from day-to-day business activities, excluding interest and tax expenses. AQN uses EBIT to assess its operating performance without the effects of (as applicable): income tax expense or recoveries, interest expense and earnings attributable to non-controlling interests. Earnings attributable to non-controlling interests includes Hypothetical Liquidation at Book Value ("HLBV") income (which represents the value of net tax attributes earned in the period from electricity generated by certain of AQN's U.S. wind power and U.S. solar generation facilities). AQN believes that presentation of this measure will enhance an investor's understanding of AQN's operating performance. EBIT is not intended to be representative of cash provided by operating activities or net earnings (each determined in accordance with U.S. GAAP, with net earnings being the most directly comparable U.S. GAAP financial measure) and can be impacted positively or negatively by these items. For a reconciliation of EBIT to net earnings attributable to common shareholders, see Non-GAAP Financial Measures starting on page 34 of this MD&A. For reconciliations of EBIT by business segments, see 2026 Second Quarter Regulated Services Group Net Earnings and Adjusted Net Earnings starting on page 18, Corporate Group Net Earnings and Adjusted Net Earnings on page 30 and Hydro Group Net Earnings and Adjusted Net Earnings on page 32 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings attributable to common shareholders from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs, certain litigation expenses and write down of intangibles and property (including restructuring costs related to the Company's transition to a pure-play utility), plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, gains and losses on disposition of assets, and other typically non-recurring or unusual items (including those related to the Mountain View Fire and the Lexington Gas Incident) as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings attributable to common shareholders, see Non-GAAP Financial Measures starting on page 35, 2026 Second Quarter Regulated Services Group Net Earnings and Adjusted Net Earnings starting on page 18, Corporate Group Net Earnings and Adjusted Net Earnings on page 30 of this MD&A and Hydro Group Net Earnings and Adjusted Net Earnings on page 32 of this MD&A.
The composition of Adjusted Net Earnings has been changed from that previously disclosed in the Annual MD&A to exclude one-time costs of arranging tax equity financing, costs related to management succession and executive retirement, changes in value of investments carried at fair value and prior period adjustments included in the gain (loss) from equity method investments not operated by the Company. Management believes this change better aligns the measure with industry practice and improves the metric's usefulness to investors. Comparative figures for this metric have been adjusted for the new composition.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either water, natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor's understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a

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reconciliation of Net Utility Sales to revenue, see 2026 Second Quarter Regulated Services Group Net Earnings and Adjusted Net Earnings on page 18 of this MD&A.
Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. The Company's operations are organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii) the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate debt and corporate and shared services that primarily support the Regulated Services Group and the Hydro Group. The Company’s former renewable energy group (excluding hydro) is reported as discontinued operations (see Note 18 to the unaudited interim condensed consolidated financial statements - Disposition of Renewable Energy Business) and was sold by the Company on January 8, 2025. The Company's business units align with how the Company assesses financial performance and makes decisions regarding resource allocations. Through its activities, the Company aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its investment grade credit ratings.
Summary Structure of the Business
The following chart depicts, in summary form, AQN's key operating business units. A more detailed description of AQN's organizational structure as of the date of the AIF can be found in the most recent AIF.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Regulated Services Group
The Regulated Services Group primarily operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,298,200 customer connections as at June 30, 2026 (using an average of 2.5 customers per connection, this translates into approximately 3,245,500 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. The Regulated Services Group seeks to deliver long-term growth within its service territories, including through the pursuit of capital investment opportunities and other initiatives.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. states of Arkansas, California, Kansas, Missouri, Nevada, New Hampshire and Oklahoma, as well as in Bermuda, which together served approximately 314,000 electric customer connections as at June 30, 2026. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated water distribution and wastewater utility systems are located in the U.S. states of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 599,000 customer connections as at June 30, 2026.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. states of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire, and New York, and in the Canadian Province of New Brunswick, which together served approximately 378,000 natural gas customer connections as at June 30, 2026.
Below is a breakdown of the Regulated Services Group's Revenue by geographic area and by commodity for the six months June 30, 2026.

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Hydro Group
The Hydro Group is comprised of 14 hydroelectric generating facilities located in the Canadian provinces of Alberta, Ontario, New Brunswick and Quebec with a combined gross generating capacity of approximately 112 MW and a net generating capacity of approximately 104 MW.
Corporate Group
The Corporate Group primarily consists of AQN’s corporate and shared services and corporate debt, in addition to certain ancillary investments.
The Company’s former renewable energy group (excluding hydro) is reported as "discontinued operations" and was sold by the Company on January 8, 2025.
Significant Updates
Intention to Redomicile to the United States
On August 7, 2026 AQN announced its intention to redomicile the incorporation of the Company to the United States.
The Company currently expects to seek shareholder approval in the first half of 2027 and to complete the redomicile upon receipt of the required shareholder, court and other approvals, and satisfaction of customary closing conditions.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2026 Second Quarter Results From Operations

Key Financial Information[1]	Three months ended June 30,
(all dollar amounts in $ millions except per share information)	2026	2025	Change
Revenue	$543.9	$527.8	3%
Net revenue	411.8	397.3	4%
Net earnings attributable to shareholders	7.5	17.4	(57)%
Net earnings attributable to common shareholders	4.9	14.8	(67)%
Net earnings attributable to common shareholders from continuing operations and discontinued operations	1.0	21.5	(95)%
Adjusted Net Earnings[2]	29.2	33.6	(13)%
Dividends declared to common shareholders	50.0	50.4	(1)%
Weighted average number of common shares outstanding	769,712,719	768,056,555
Per common share
Basic and diluted net earnings	$0.01	$0.02	(50)%
Basic and diluted net earnings from continuing operations and discontinued operations	$—	$0.03	(100)%
Adjusted Net Earnings[2]	$0.04	$0.04	—%
Dividends declared to common shareholders	$0.07	$0.07	—%

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
For the three months ended June 30, 2026, AQN reported revenue of $543.9 million as compared to $527.8 million in the comparative period in 2025, an increase of $16.1 million. This increase was mainly driven by implementation of approved rates of $12.1 million at the CalPeco (CA) Electric System, $2.1 million at the New York (NY), Bella Vista (AZ), Beardsley (AZ), Cordes Lake (AZ) and Rio Rico (AZ) Water and Sewer Systems, and $2.7 million at the Empire District Electric System resulting from slightly favourable weather in the second quarter of 2026.
The following tables outline the changes to Adjusted Net Earnings1 for the three months ended June 30, 2026 as compared to the same period in 2025, including the breakdown of net earnings attributable to common shareholders by the Company's main business units. The discussion following the tables explains the changes in net earnings attributable to common shareholders.

Net earnings (loss) by business unit[2] and Total Adjusted Net Earnings[1]	Three months ended June 30,
(all dollar amounts in $ millions)	2026	2025	Change
Net earnings for Regulated Services Group	$30.0	$43.9	$(13.9)
Net earnings for Hydro Group	3.1	8.9	$(5.8)
Net loss for Corporate Group	(28.2)	(38.0)	$9.8
Total net earnings attributable to common shareholders	4.9	14.8	(9.9)
Add: Adjusted items	24.3	18.8	5.5
Total Adjusted Net Earnings[1]	$29.2	$33.6	$(4.4)

1	See Caution Concerning Non-GAAP Measures.
2	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).

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Change in net earnings (loss) and Adjusted Net Earnings[1] Breakdown[2]	Three months ended June 30, 2026
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Change in net earnings attributable to common shareholders
Net earnings (loss) attributable to common shareholders - Prior period balances	$43.9	$8.9	$(38.0)	$14.8

EBIT[1,3]
Electricity	(2.8)	—	—	(2.8)
Natural Gas	(17.3)	—	—	(17.3)
Water	6.4	—	—	6.4
Other	4.8	(0.2)	3.8	8.4
Total change in EBIT[1]	(8.9)	(0.2)	3.8	(5.3)

Interest expense (income)	(10.6)	0.2	1.1	(9.3)
Income tax recovery (expense)	5.4	(5.9)	4.9	4.4
Net effect of non-controlling interests	0.2	0.1	—	0.3
Total change in net earnings (loss)	(13.9)	(5.8)	9.8	(9.9)

Net earnings (loss) attributable to common shareholders - Current period balances	30.0	3.1	(28.2)	4.9

Change in Adjusted Net Earnings[1]
Adjusted Net Earnings (Loss)[1] - Prior period balance[3]	44.9	9.0	(20.3)	33.6
Total change in net earnings (loss)	(13.9)	(5.8)	9.8	(9.9)
Total change in adjusted items[3]	18.2	—	(12.7)	5.5
Adjusted Net Earnings (loss)[1] - Current period balances	$49.2	$3.2	$(23.2)	$29.2

1	See Caution Concerning Non-GAAP Measures.
2	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
3	See 2026 Second Quarter Regulated Services Group Net Earnings and Adjusted Net Earnings, and Corporate Group Net Earnings and Adjusted Net Earnings.
For the three months ended June 30, 2026, AQN reported net earnings attributable to common shareholders of $4.9 million and basic net earnings per common share of $0.01. During the comparative period in 2025, the Company reported net earnings attributable to common shareholders of $14.8 million and basic net earnings per common share of $0.02. The net earnings attributable to common shareholders decreased by $9.9 million and the basic net earnings per common share decreased by $0.01. These decreases were primarily driven by:
•A decrease of $13.9 million in the net earnings of the Regulated Services Group primarily due to:
–An increase of $32.7 million, primarily due to $12.1 million from approved rates at the CalPeco (CA) Electric System, $2.1 million from approved rates at the New York (NY), Bella Vista (AZ), Beardsley (AZ), Cordes Lake (AZ) and Rio Rico (AZ) Water and Sewer Systems, a $5.4 million decrease in income tax expense, a $2.7 million increase at the Empire District Electric System resulting from slightly favourable weather in the second quarter of 2026, a $4.8 million increase in other income primarily due to investment income earned on the proceeds from the Senior Note Offering (as defined herein), $3.6 million of lower operating expenses across the Electric Systems, a $3.3 million favourable impact from the non-recurrence of a rate case adjustment at the Litchfield Park (AZ) Water and Sewer System and $1.3 million (net) of other items.
–These increases were more than offset by a decrease in net earnings of $46.6 million, primarily due to $17.2 million of one-time, previously incurred Mountain View Fire costs that were determined to be unrecoverable (excluded from Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures)), a $10.6 million increase in interest expense, of which $7.7 million was attributable to the Senior Note

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Offering, which refinanced previously outstanding AQN debt, with the remaining increase primarily due to higher utilization of credit facilities, $6.7 million of higher operating expenses across the gas systems, $5.7 million of higher wildfire insurance expenses recovered in rates, $3.3 million of expenses related to gas safety excellence initiatives and $3.1 million resulting from rate reductions at the Park Water (CA) and Apple Valley (CA) Water Systems and $2.9 million of higher non-recurring gas remediation expenses (excluded from Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures)) related to the Lexington Gas Incident.
•A decrease of $5.8 million in the net earnings of the Hydro Group primarily due to:
–An increase in income tax expense primarily driven by a $2.5 million income tax recovery recognized in the second quarter of 2025 as a result of a tax basis step-up from the Hydro Group’s reorganization in connection with the Renewables Sale.
•Partially offset by a decrease of $9.8 million in the net loss for the Corporate Group primarily due to:
–a decrease of $11.7 million in net loss, primarily due to lower foreign exchange losses resulting from favourable foreign exchange revaluation in the current period and a $4.9 million decrease in net loss due to higher income tax recoveries, primarily resulting from lower Base Erosion and Anti-Abuse Tax (“BEAT”) and lower earnings before income taxes, partially offset by $8.0 million of higher non-recurring other losses related to restructuring costs incurred as part of the Company’s transition to a pure-play regulated utility.
For the three months ended June 30, 2026, AQN reported Adjusted Net Earnings per common share of $0.04 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $4.4 million period over period (see Caution Concerning Non-GAAP Measures). This decrease was primarily driven by the factors noted above, excluding the period-over-period impact of adjusted items of $5.5 million, primarily due to higher restructuring costs of $2.9 million, $17.2 million of one-time, previously incurred Mountain View Fire costs that were determined to be unrecoverable, offset by lower foreign exchange losses of $10.2 million and $4.4 million of favourable income tax adjustments related to adjusted items (see Reconciliation of Adjusted Net Earnings to Net Earnings).
For the three months ended June 30, 2026, cash provided by operating activities increased by $29.3 million as compared to the same period in 2025, primarily as a result of changes in working capital items of $103.9 million (See Note 16 to the unaudited interim condensed financial statements - Non-cash operating items) offset by a decrease of $88.4 million in deferred taxes. For the three months ended June 30, 2026 cash used by investing activities decreased by $36.5 million as compared to the same period in 2025 mainly due to a decrease of $30.3 million in additions to property, plant and equipment and intangible assets. For the three months ended June 30, 2026 cash used by financing activities increased by $46.0 million as compared to the same period in 2025 primarily due to net repayments of commercial paper.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2026 Year-to-Date Results From Operations1

Key Financial Information[1]	Six months ended June 30,
(all dollar amounts in $ millions except per share information)	2026	2025	Change
Revenue	$1,336.3	$1,220.2	10%
Net Revenue	943.8	877.0	8%
Net earnings attributable to shareholders	93.2	112.8	(17)%
Net earnings attributable to common shareholders	88.0	107.6
Net earnings attributable to common shareholders from continuing operations and discontinued operations	84.6	115.7	(27)%
Adjusted Net Earnings[2]	128.8	142.6
Dividends declared to common shareholders	100.5	100.9	—%
Weighted average number of common shares outstanding	769,289,055	767,864,646
Per common share
Basic and diluted net earnings	$0.11	$0.14	(21)%
Basic and diluted net earnings from continuing operations and discontinued operations	$0.11	$0.15
Adjusted Net Earnings[2]	$0.17	$0.19	(11)%
Dividends declared to common shareholders	$0.13	$0.13	—%

1	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
2	See Caution Concerning Non-GAAP Measures.
For the six months ended June 30, 2026, AQN reported revenue of $1,336.3 million as compared to $1,220.2 million in the comparative period, an increase of $116.1 million. This increase was mainly driven by the implementation of approved rates of $72.8 million at the CalPeco (CA) Electric System, $3.3 million at the New York (NY), Bella Vista (AZ), Beardsley (AZ), Cordes Lake (AZ) and Rio Rico (AZ) Water and Sewer Systems and $2.0 million at the Peach State Gas (GA) System, as well as higher pass-through costs driven by increased commodity prices, partially offset by unfavorable weather at Empire District Electric System.
The following tables outline the changes to Adjusted Net Earnings1 for the six months ended June 30, 2026 as compared to the same period in 2025, including the breakdown of net earnings attributable to common shareholders by the Company's main business units. The discussion following the tables explains the changes in net earnings attributable to common shareholders.

Net earnings (loss) by business unit[2] and Total Adjusted Net Earnings[1]	Six months ended June 30,
(all dollar amounts in $ millions)	2026	2025	Change
Net earnings for Regulated Services Group	$149.4	$167.5	$(18.1)
Net earnings for Hydro Group	5.2	25.5	(20.3)
Net loss for Corporate Group	(66.6)	(85.4)	18.8
Total net earnings attributable to common shareholders	88.0	107.6	(19.6)
Add: Adjusted items	40.8	35.0	5.8
Total Adjusted Net Earnings[1]	$128.8	$142.6	$(13.8)

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	12

Change in net earnings and Adjusted Net Earnings[1] Breakdown[2]	Six months ended June 30, 2026
(all dollar amounts in $ millions)	Regulated Services	Hydro	Corporate	Total
Change in net earnings attributable to common shareholders
Net earnings (loss) attributable to common shareholders - Prior period balances	$167.5	$25.5	$(85.4)	$107.6

EBIT[1]
Electricity	10.0	—	—	10.0
Natural Gas	(35.4)	—	—	(35.4)
Water	4.9	—	—	4.9
Other	4.8	(1.6)	12.3	15.5
Total change in EBIT[1]	(15.7)	(1.6)	12.3	(5.0)

Interest expense	(12.7)	0.2	2.0	(10.5)
Income tax expense	9.8	(18.9)	4.5	(4.6)
Net effect of non-controlling interests	0.5	—	—	0.5
Series A Shares and Series D Shares dividend	—	—	—
Total change in net earnings	(18.1)	(20.3)	18.8	(19.6)

Net earnings (loss) attributable to common shareholders - Current period balances	149.4	5.2	(66.6)	88.0

Change in Adjusted Net Earnings[1]
Adjusted Net Earnings (Loss)[1] - Prior period balance[3]	171.1	25.6	(54.1)	142.6
Total change in net earnings (loss)	(18.1)	(20.3)	18.8	(19.6)
Total change in adjusted items[3]	23.2	—	(17.4)	5.8
Adjusted Net Earnings (loss)[1] - Current period balances	$176.2	$5.3	$(52.7)	$128.8

1	See Caution Concerning Non-GAAP Measures.
2	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes).
3	See 2026 Second Quarter Regulated Services Group Net Earnings and Adjusted Net Earnings, and Corporate Group Net Earnings and Adjusted Net Earnings.
For the six months ended June 30, 2026, AQN reported net earnings attributable to common shareholders of $88.0 million and basic net earnings per common share of $0.11. During the comparative period in 2025, the Company reported net earnings attributable to common shareholders of $107.6 million and basic net earnings per common share of $0.14. The net earnings attributable to common shareholders decreased by $19.6 million, and basic net earnings per common share decreased by $0.03. The decreases were primarily driven by:
•A decrease of $18.1 million in the net earnings of the Regulated Services Group, primarily due to:
–an increase in EBIT (see Caution Concerning Non-GAAP Measures) and interest, dividend and other income, from the Electric Systems of $10.0 million, primarily due to $72.8 million from the implementation of approved rates at the CalPeco (CA) Electric System, including $48.6 million of retroactive revenues, and a $4.8 million favourable impact from the non-recurrence of a rate base reduction recorded in 2025 at Granite State (NH) Electric. These increases were partially offset by $34.2 million of higher wildfire insurance expenses recovered in rates at the CalPeco (CA) Electric System, a $17.2 million one-time write-off (excluded from Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures)) of previously incurred Mountain View Fire costs that were determined to be unrecoverable, a $9.9 million decrease in net revenues due to unfavourable weather at the Empire District Electric System and $7.1 million of higher depreciation expense primarily due to a depreciation deferral adjustment of $4.2 million that Granite State (NH) Electric booked in 2025, with the remaining increase driven by sustaining and growth capital.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

–a decrease in EBIT (see Caution Concerning Non-GAAP Measures) and interest, dividend and other income, from the Gas Systems of $35.4 million, primarily due to $20.4 million of higher operating expenses, including $6.3 million related to gas safety excellence initiatives, $9.4 million of higher other non-operating expenses, primarily due to the absence of a favourable rate case adjustment recorded in 2025 at the Empire District Gas System, $5.1 million of higher non-recurring gas remediation expenses related to the Lexington Gas Incident (excluded from Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures)), partially offset by $2.0 million from approved rates at the Peach State Gas System
–an increase in EBIT (see Caution Concerning Non-GAAP Measures) and interest, dividend and other income, from the Water Systems of $4.9 million, primarily due to $3.3 million from approved rates, a $3.3 million favourable impact from the non-recurrence of a rate case adjustment recorded in 2025 at the Litchfield Park (AZ) Water and Sewer System, $2.8 million from customer growth at Litchfield Park (AZ) and Rio Rico (AZ) Water and Sewer Systems. These increases were partially offset by $3.1 million resulting from rate reductions at the Park Water (CA) and Apple Valley (CA) Water Systems retroactive to the third quarter of 2025 and $3.0 million of higher depreciation expense due to sustaining and growth capital expenditures.
–other items that increased net earnings by $2.4 million, primarily a $4.8 million increase in other income, of which $3.1 million related to investment income earned on the proceeds from the Senior Note Offering, a $9.8 million decrease in income tax expense, partially offset by a $12.7 million increase in interest expense associated with the Senior Note Offering.
•A decrease of $20.3 million in the net earnings of the Hydro Group primarily due to a tax recovery of $15.9 million resulting from the tax basis step-up from Hydro Group’s reorganization in connection with the Renewables Sale.
•Partially offset by a decrease in the net loss of the Corporate Group of $18.8 million, primarily due to:
–a decrease of $13.7 million in net loss, primarily due to lower foreign exchange losses resulting from favourable foreign exchange revaluation in the current period, the non-recurrence of a $7.5 million loss recognized in the first quarter of 2025 on the settlement of a C$300 million foreign exchange contract used to hedge debt of the Company’s former renewable energy group (excluding hydro), and a $4.5 million increase in income tax recoveries, primarily resulting from lower BEAT and lower earnings before income taxes, partially offset by $6.9 million of other net changes, including $2.8 million of higher restructuring costs.
For the six months ended June 30, 2026, AQN reported Adjusted Net Earnings per common share of $0.17 as compared to $0.19 per common share during the same period in 2025, a decrease of $0.02 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $13.8 million year over year (see Caution Concerning Non-GAAP Measures). This decrease was primarily driven by the factors noted above, excluding the period-over-period impact of adjusted items of $5.8 million, primarily due to higher restructuring costs of $16.5 million, $17.2 million of one-time, previously incurred Mountain View Fire costs that were determined to be unrecoverable, offset by lower losses on derivative financial instruments of $6.9 million, lower foreign exchange losses of $14.1 million and $6.9 million of favourable income tax adjustments related to adjusted items (See Reconciliation of Adjusted Net Earnings to Net Earnings).
For the six months ended June 30, 2026, cash provided by operating activities decreased by $4.3 million as compared to the same period in 2025, primarily due to a decrease of $67.9 million in deferred taxes offset by changes in working capital items of $37.1 million (See Note 16 to the unaudited interim condensed consolidated financial statements - Non Cash Operating Items). For the six months June 30, 2026, Cash flow provided by investing activities decreased by $1,831.5 million as compared to the same period in 2025, primarily due to the non-recurring receipt of proceeds from the Renewables Sale in the prior period. For the six months June 30, 2026, cash provided by financing activities increased by $1,915.5 million as compared to the same period in 2025 primarily due to debt repayments made in connection with the Renewable Sale in the prior year.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

REGULATED SERVICES GROUP
The Regulated Services Group primarily operates rate-regulated utilities that as of June 30, 2026 provided electric generation and transmission services as well as distribution services in the electric, natural gas and water and wastewater sectors to approximately 1,298,200 customer connections, which is an increase of approximately 19,900 customer connections as compared to June 30, 2025.
The Regulated Services Group seeks to deliver long-term growth within its service territories, including through the pursuit of capital investment opportunities and other initiatives.

Utility System Type	As at June 30,
	2026			2025
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	$5,596.7	$512.2	315,800	$5,480.3	$448.4	310,000
Natural Gas	2,035.6	222.6	380,800	1,946.2	225.2	378,000
Water and Wastewater	1,906.3	172.4	601,600	1,816.7	167.5	590,300
Other	81.1	16.0		105.2	14.9
Other revenue		30.1			27.4
Less: Cost of Sales		(14.1)			(12.5)
Total	$9,619.7	$923.2	1,298,200	$9,348.4	$856.0	1,278,300

Accumulated Deferred Income Taxes Liability	$969.1			$878.1

1	Net Utility Sales for the six months ended June 30, 2026 and 2025. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.

The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution, generation and transmission systems are comprised of regulated electrical distribution utility systems that served approximately 315,800 customer connections in the U.S. States of Arkansas, California, Kansas, Missouri, New Hampshire and Oklahoma, as well as in Bermuda as at June 30, 2026.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems that served approximately 380,800 customer connections located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, Missouri, New Hampshire and New York, and in the Canadian Province of New Brunswick as at June 30, 2026.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater utility systems that served approximately 601,600 customer connections located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas, as well as in Chile, as at June 30, 2026.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

2026 Second Quarter and Year-to-Date Usage Results

Electric Distribution Systems	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Average Active Electric Customer Connections For The Period
Residential	254,700	263,400	254,500	263,300
Commercial and industrial	56,100	43,400	54,100	43,400
Total Average Active Electric Customer Connections For The Period	310,800	306,800	308,600	306,700

Customer Usage (GW-hrs)
Residential	573.3	552.6	1,353.5	1,417.8
Commercial and industrial	932.8	935.1	1,846.1	1,870.5
Total Customer Usage (GW-hrs)	1,506.1	1,487.7	3,199.6	3,288.3
For the three months ended June 30, 2026, the electric distribution systems' usage totaled 1,506.1 GW-hrs as compared to 1,487.7 GW-hrs for the same period in 2025, an increase of 18.4 GW-hrs or 1%. The increase in electricity consumption is primarily due to slightly favourable weather conditions in the second quarter of 2026, as compared to 2025, at the Empire District Electric System and Granite State (NH) Electric.
For the six months ended June 30, 2026, the electric distribution systems' usage totaled 3,199.6 GW-hrs as compared to 3,288.3 GW-hrs for the same period in 2025, a decrease of 88.7 GW-hrs or 3%. The decrease in electricity consumption is primarily due to slightly unfavourable weather conditions in the first half of 2026 as compared to the same period in 2025, at the Empire District Electric System.

Natural Gas Distribution Systems	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Average Active Natural Gas Customer Connections For The Period
Residential	321,400	323,900	322,700	324,100
Commercial and industrial	38,200	40,500	39,100	40,600
Total Average Active Natural Gas Customer Connections For The Period	359,600	364,400	361,800	364,700

Customer Usage (MMBTU)
Residential	2,665,090	3,297,000	13,745,000	14,427,000
Commercial and industrial	3,668,747	4,191,000	13,438,000	13,761,000
Total Customer Usage (MMBTU)	6,333,837	7,488,000	27,183,000	28,188,000
For the three months ended June 30, 2026, the natural gas distribution systems' usage totaled 6,333,837 MMBTU as compared to 7,488,000 MMBTU during the same period in 2025, a decrease of 1,154,163 MMBTU, or 15%. The decrease is primarily due to unfavourable weather conditions at Midstates Gas System.
For the six months ended June 30, 2026, the natural gas distribution systems' usage totaled 27,183,000 MMBTU as compared to 28,188,000 MMBTU during the same period in 2025, a decrease of 1,005,000 MMBTU, or 4%. The decrease is primarily due to unfavourable weather conditions at Midstates Gas System.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

Water and Wastewater Distribution Systems	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Average Active Customer Connections For The Period
Water distribution customer connections	535,100	526,000	531,500	525,400
Wastewater customer connections	60,300	55,900	60,200	56,700
Total Average Active Customer Connections For The Period	595,400	581,900	591,700	582,100

Gallons Provided (millions of gallons)
Water provided	10,118	9,707	18,509	18,669
Wastewater treated	970	885	1,924	1,847
Total Gallons Provided (millions of gallons)	11,088	10,592	20,433	20,516
For the three months ended June 30, 2026, the water and wastewater distribution systems provided approximately 10,118 million gallons of water to customers and treated approximately 970 million gallons of wastewater. This is compared to 9,707 million gallons of water provided and 885 million gallons of wastewater treated during the same period in 2025, an increase in total gallons provided of 411 million or 4% and an increase in total gallons treated of 85 million or 10%. The increase in water provided is primarily due to higher usage at the Park Water (CA), Litchfield Park (AZ) and Rio Rico (AZ) Water and Sewer Systems.
For the six months ended June 30, 2026, the water and wastewater distribution systems provided approximately 18,509 million gallons of water to customers and treated approximately 1,924 million gallons of wastewater. This is compared to 18,669 million gallons of water provided and 1,847 million gallons of wastewater treated during the same period in 2025, a decrease in total gallons provided of 160 million or 1% and an increase in total gallons treated of 77 million or 4%. The increase in water treated is primarily due to higher usage at the Litchfield Park (AZ) Water and Sewer System.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

2026 Second Quarter and Year-to-Date Regulated Services Group Net Earnings and Adjusted Net Earnings

	Three months ended June 30,		Six months ended June 30,
(all dollar amounts in $ millions)	2026	2025	2026	2025
Revenue
Regulated electricity distribution	$306.9	$292.0	$679.1	$622.4
Less: Regulated electricity purchased	(78.0)	(78.3)	(166.9)	(174.0)
Net Utility Sales – electricity[1]	228.9	213.7	512.2	448.4
Regulated gas distribution	107.2	109.0	409.2	355.7
Less: Regulated gas purchased	(33.6)	(32.8)	(186.6)	(130.5)
Net Utility Sales – natural gas[1]	73.6	76.2	222.6	225.2
Regulated water reclamation and distribution	103.2	103.3	197.3	193.7
Less: Regulated water production costs	(13.3)	(13.6)	(24.9)	(26.2)
Net Utility Sales – water reclamation and distribution[1]	89.9	89.7	172.4	167.5
Other revenue[2]	15.7	12.6	30.1	27.4
Less: Other Cost of Sales	(7.2)	(5.8)	(14.1)	(12.5)
Net Utility Sales[1,3]	400.9	386.4	923.2	856.0
Operating expenses	215.4	205.3	454.5	403.7
Depreciation and amortization	103.8	105.0	210.0	198.3
Loss on foreign exchange	4.8	3.2	5.5	5.8
Add: Interest, dividend and other income	11.0	5.6	19.0	14.0
Less: Other expenses
Pension and post-employment non-service costs	(1.1)	(2.8)	(2.6)	$(0.5)
Other net losses	(22.6)	(2.9)	(33.3)	$(10.3)
Gain on derivative financial instruments	—	0.3	—	$0.6
EBIT[1,4]	64.2	73.1	236.3	$252.0
Interest expense	(44.7)	(34.1)	(81.9)	(69.2)
Income tax expense	(8.7)	(14.1)	(43.4)	(53.2)
Net effect of non-controlling interests[6]	19.2	19.0	38.4	37.9
Net earnings attributable to common shareholders	30.0	43.9	149.4	167.5
Add / (Less) Adjusted items:
Gain on derivative financial instruments	—	(0.3)	—	(0.6)
Restructuring costs[7]	4.7	—	14.1	0.4
Wildfire Expense Memorandum Account ("WEMA") write-off[7]	17.2	—	17.2	—
Loss on foreign exchange	4.8	3.2	5.5	5.8
Adjustment for taxes related to above	(7.5)	(1.9)	(10.0)	(2.0)
Regulated Services Group Adjusted Net Earnings[1,5]	$49.2	$44.9	$176.2	$171.1

1	See Caution Concerning Non-GAAP Measures.
2	See Note 14 in the unaudited interim condensed consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	18

4
This table contains a reconciliation of EBIT to net earnings for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to EBIT and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that EBIT should not be construed as an alternative to net earnings.

5
This table contains a reconciliation of Adjusted Net Earnings to net earnings for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings for the Regulated Services Group and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Adjusted Net Earnings should not be construed as an alternative to net earnings.

6	Net effect of non-controlling interests primarily includes HLBV income from Empire Electric.
7	See Note 12 in the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2026 Second Quarter Regulated Services Group Operating Results
For the three months ended June 30, 2026, the Regulated Services Group reported revenue of $517.3 million (comprised of $306.9 million of regulated electricity distribution revenue, $107.2 million of regulated gas distribution revenue and $103.2 million of regulated water reclamation and distribution revenue) as compared to revenue of $504.3 million in the comparable period in the prior year (comprised of $292.0 million of regulated electricity distribution revenue, $109.0 million of regulated gas distribution revenue and $103.3 million of regulated water reclamation and distribution revenue).
For the three months ended June 30, 2026, the Regulated Services Group reported net earnings of $30.0 million as compared to $43.9 million for the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended June 30,
Prior Period Net Earnings	$43.9

Regulated Services Group EBIT[1]:
Electricity:
Decrease is primarily due to:
–a one-time write off of approximately $17.2 million of costs previously incurred related to the Mountain View Fire and deferred as a WEMA regulatory asset at the Calpeco (CA) Electric System that was determined to be unrecoverable. As this item is non-recurring in nature, it has been excluded from the calculation of Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures)

Partially offset by:
–the implementation of approved rates at the CalPeco (CA) Electric System of $12.1 million, which was partially offset by higher wildfire insurance expenses recovered in rates of $5.7 million. These insurance expenses were previously incurred by the Company and deferred under the WEMA mechanism
–slightly favourable weather conditions in the second quarter of 2026 as compared to 2025, resulting in a favourable earnings impact of approximately $2.7 million at the Empire District Electric System
–lower operating expenses of approximately $3.6 million primarily due to lower labour, employee benefits, and legal costs across most electric systems
–depreciation deferral adjustment of $1.5 million at the Granite State (NH) Electric System recorded in the second quarter of 2025
(2.8)
Gas: Decrease is primarily due to: –higher operating expenses of approximately $10.0 million, including $3.3 million related to gas safety excellence initiatives, with the remaining increase due to higher labour, employee benefits and maintenance costs and property taxes across most gas systems –higher non-recurring gas remediation expenses of $2.9 million due to the Lexington Gas Incident (excluded from Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures))	(17.3)
Water:
Increase is primarily due to:
–the implementation of approved rates of $2.1 million at the New York (NY), Bella Vista (AZ), Beardsley (AZ), Cordes Lake (AZ) and Rio Rico (AZ) Water and Sewer System
–non-recurrence of a rate case adjustment of $3.3 million at the Litchfield Park (AZ) Water and Sewer System booked in the second quarter of 2025
–higher net revenues of approximately $1.2 million at Litchfield Park (AZ) and Rio Rico (AZ) Water and Sewer Systems from customer growth
–higher net revenue of approximately $1.5 million at the Suralis Water System primarily due to tariff indexation implemented in May 2026 and timing of revenue from commercial projects

      Partially offset by:
–a rate reduction of approximately $3.1 million at the Park Water (CA) and Apple Valley (CA) Water Systems retroactive to the third quarter of 2025
6.4
Other: Increase primarily due to approximately $3.1 million of investment income earned on the proceeds from the Senior Note Offering	4.8
Interest expense: Increase primarily due to approximately $7.7 million of interest expense associated with the Senior Note Offering, which refinanced previously outstanding AQN debt with the remaining increase due to higher utilization of credit facilities.	(10.6)

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

(all dollar amounts in $ millions)	Three months ended June 30,
Income tax expense: Decrease primarily due to lower earnings before tax	5.4
Net effect of non-controlling interests	0.2
Current Period Net Earnings	$30.0

1	See Caution Concerning Non-GAAP Measures.
2026 Year-to-Date Regulated Services Group Operating Results
For the six months ended June 30, 2026, the Regulated Services Group reported revenue of $1,285.6 million (comprised of $679.1 million of regulated electricity distribution revenue, $409.2 million of regulated natural gas distribution revenue and $197.3 million of regulated water reclamation and distribution revenue) as compared to revenue of $1,171.8 million in the same period in the prior year (comprised of $622.4 million of regulated electricity distribution revenue, $355.7 million of regulated gas distribution revenue and $193.7 million of regulated water reclamation and distribution revenue).
For the six months ended June 30, 2026, the Regulated Services Group reported net earnings of $149.4 million as compared to $167.5 million in the comparable period in the prior year.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Six months ended June 30,
Prior Period Net Earnings	$167.5

Regulated Services Group EBIT[1]:
Electricity:
Increase is primarily due to:
–the implementation of approved rates at the CalPeco (CA) Electric System of $72.8 million including retroactive revenues to the first quarter of 2025 of $48.6 million, which was partially offset by higher wildfire insurance expenses recovered in rates of $34.2 million (including retroactive expenses of $22.7 million relating to 2025). These insurance expenses were previously incurred by the Company and deferred under the WEMA mechanism
–a rate base reduction of $4.8 million at Granite State Electric System booked in the first quarter of 2025 related to the approval of a rate case

Partially offset by:
–a one-time write off of approximately $17.2 million of costs previously incurred related to the Mountain View Fire and deferred as a WEMA regulatory asset at the CalPeco (CA) Electric System that was determined to be unrecoverable. As this item is non-recurring in nature, it is excluded from Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures).
–the impact of slightly unfavourable weather conditions at the Empire District Electric System in the first quarter of 2026, compared to slightly favourable conditions in the same period in 2025, was partially offset by modestly favourable weather conditions in the second quarter of 2026. Overall, weather conditions resulted in a decrease in net revenues of approximately $9.9 million
–higher depreciation of $7.1 million primarily due to a depreciation deferral adjustment of $4.2 million that Granite State Electric System booked in 2025, with the remaining increase driven by sustaining and growth capital

10.0

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

(all dollar amounts in $ millions)	Six months ended June 30,
Gas:
Decrease is primarily due to:
–higher operating expenses of $20.4 million, comprised of $6.3 million related to gas safety excellence initiatives and $14.1 million driven by higher labor, employee benefits, and maintenance costs and property taxes, across most gas systems, including approximately $0.9 million of outage-related costs at the Midstates Gas (MO) System
–higher other non-operating expenses of $9.4 million, primarily due to the absence of a $5.6 million favourable rate-case adjustment recorded in 2025 at the Empire (MO) Gas System related to the over-amortization of pension and other post-employment benefit balances
–higher non-recurring gas remediation expenses of $5.1 million due to the Lexington Gas Incident (excluded from Adjusted Net Earnings (see Caution Concerning Non-GAAP Measures))
–higher depreciation expense across the majority of gas systems of $1.1 million primarily due to sustaining and growth capital expenditures

Partially offset by:
–the implementation of approved rates of $2.0 million at the Peach State Gas (GA) System

(35.4)
Water:
Increase is primarily due to:
–the implementation of approved rates of $3.3 million at the New York (NY), Bella Vista (AZ), Beardsley (AZ), Cordes Lake (AZ) and Rio Rico (AZ) Water and Sewer System
–rate case adjustment of $3.3 million at the Litchfield Park (AZ) Water and Sewer System booked in the second quarter of 2025
–higher net revenues of approximately $2.8 million at Litchfield Park (AZ) and Rio Rico (AZ) Water and Sewer Systems from customer growth
–higher net revenue at the Suralis Water System of $2.9 million primarily due to tariff indexation implemented in May 2026 and timing of revenue from commercial projects

Partially offset by:
–a rate reduction of approximately $3.1 million at the Park Water (CA) and Apple Valley (CA) Water Systems retroactive to the third quarter of 2025
–higher depreciation of $3.0 million primarily due to sustaining and growth capital expenditures
4.9
Other: Increase primarily due to approximately $3.1 million of investment income earned on the proceeds from the Senior Note Offering	4.8
Interest expense: Increase primarily due to interest expense associated with the Senior Note Offering, which refinanced previously outstanding AQN debt	(12.7)
Income tax expense: Decrease primarily due to lower earnings before tax and lower effective tax rate at the BELCO Electric System compared to the prior year period	9.8
Net effect of non-controlling interests	0.5
Current Period Net Earnings	$149.4
[1] See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway or completed or effective in 2026 within the Regulated Services Group.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews:
CalPeco Electric	California	General Rate Case ("GRC")	$39.8
On September 20, 2024, CalPeco Electric filed an application seeking a net adjustment in total customer rates of $39.8 million including $64 million in base revenues based on a return on equity ("ROE") of 11%, an equity ratio of 52.5% and current revenues at the time of filing. The requested base revenue adjustment was partially offset by the conclusion of $24.2 million of customer surcharge collections related to the 2022 general rate case, which were in effect at the time of filing and concluded in January 2025. On March 5, 2025, the Company filed a Motion for Interim Rate Relief and Request for Expedited Treatment in which it requested an interim rate recovery of 50% of its proposed base revenue requirement on a monthly basis beginning June 1, 2025 until issuance of a final decision in the proceeding. The Utility Reform Network ("TURN") and the Public Advocates Office ("Cal Advocates") opposed the Company’s request. On July 2, 2025, Cal Advocates, TURN and other intervenors in the proceeding filed testimony. Cal Advocates recommended an overall net adjustment in customer rates of $24.8 million. The Company served rebuttal testimony on July 24, 2025. Evidentiary hearings were held the week of September 15, 2025. On October 1, 2025, the Company submitted a joint motion requesting approval of a settlement agreement reached with majority of the Cal Advocates, TURN and other intervenors in the proceeding, which resolves all revenue requirement matters except ROE. The settlement agreement would result in a net adjustment in total customer rates of $24.8 million based on the Company's current authorized ROE of 10%. Legal briefs were filed on October 24, 2025. A proposed decision was issued on February 13, 2026 that would result in a net adjustment in total customer rates of $23.8 million (taking into account conclusion of $24 million in customer surcharge collections) and $48.6 million in base revenues based on a ROE of 9.75% and an equity ratio of 52.5%. The proposed decision adopts the settlement agreement provisions with the exception of rejecting the proposed fixed charge for residential customers. On March 19, 2026, the California Public Utilities Commission issued an order approving the proposed decision which results in an adjustment of $48.6 million in annualized base revenues based on a return on equity of 9.75% and an equity ratio of 52.5%, retroactive to January 1, 2025.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
New England Natural Gas	Massachusetts	GRC	$55.8
On June 13, 2025, New England Natural Gas filed an application seeking a rate adjustment of $55.8 million based on an ROE of 9.9% and an equity ratio of 53%. The request includes approximately $30 million of previously authorized Gas System Enhancement Program ("GSEP") rate base and a 5 year performance based ratemaking plan. A comprehensive settlement agreement was filed on January 30, 2026. The proposed settlement provides for a $45.3 million adjustment in distribution revenues, of which $27.4 million relates to prior investments under the GSEP and previously included in revenues. The settlement includes two rate base resets. The July 1, 2027 rate base reset would allow recovery of $13.0 million of 2026 pipeline safety investments, $6.7 million of Q4 2025 non-GSEP investments, and up to $13.3 million of 2026 non-GSEP, non-pipeline safety investments. The July 1, 2028 rate base reset would allow recovery of the remaining 2026 non-GSEP deferred additions (up to $13.3 million), $13.9 million of 2027 pipeline safety investments, up to $26.5 million of 2027 non-GSEP projects, and recovery of the 2026 non-GSEP deferred regulatory asset. The settlement reflects a capital structure of 47.1% debt and 52.9% equity, with an authorized ROE of 9.3%. The Pension Adjustment Factor would be rolled into base rates, with an approximately $9.5 million over-recovery credited to customers in 2026. In addition, $41.6 million of deferred GSEP costs would be recovered over 10 years through the GSEP beginning July 1, 2027, with carrying charges on the unrecovered balance at the Company’s money pool rate. The Company agreed to no further increase or redesign of base distribution rates before November 1, 2029. An order approving the settlement agreement was issued on March 27, 2026. New rates were effective April 1, 2026.

St. Lawrence Gas	New York	GRC	$2.2
On November 27, 2024, St. Lawrence Gas filed an application seeking a rate adjustment of $2.2 million based on an ROE of 9.9% and an equity ratio of 48%. On April 1, 2025, Staff of the New York Department of Public Service recommended a $1.19 million decrease in rates. On April 22, 2025, the Company submitted rebuttal testimony requesting approximately $2.33 million. The Company filed notice and began confidential settlement negotiations on May 6, 2025. An unopposed Joint Proposal was filed on August 29, 2025 proposing a three-year rate plan ("Rate Plan") from November 1, 2025 through October 31, 2028 with unlevelized rate adjustments of $0.4 million in Rate Year 1, $1.9 million in Rate Year 2, and $1.6 million in Rate Year 3. Base rate adjustments will be levelized to reduce rate volatility to customers over the term of the Rate Plan. The Joint Proposal established ROE at 9.3%, and equity ratios of 46% in Rate Year 1, 47% in Rate Year 2, and 48% in Rate Year 3. The Rate Plan includes an Earnings Sharing Mechanism, gas safety and customer service performance metrics, customer programs to assist low income customers, and a three-year capital investment plan. The Joint Proposal also resolves the Company's outstanding Automated Meter Reading project petition providing funding to support the investment as part of the Rate Plan. The Joint Proposal includes provisions intended to further New York State's ability to meet the goals of the Climate Leadership and Community Protection Act. On January 22, 2026, the NYPSC approved the Joint Proposal.

Suralis	Chile	GRC	N/A	On May 4, 2026 Suralis and the Superintendence of Sanitary Services reached an agreement for the VIII Tariff Process, setting base tariffs for the 2026 to 2031 period. The new tariff level establishes a 5.0% increase over the previous period, translating into an estimated annual revenue impact of approximately $4.0 million. The new tariffs are expected to go into effect in the third quarter of 2026 upon publication of the Tariff Decree and Order by the Comptroller General.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Park Water	California	GRC	$9.3	On January 2, 2024, Park Water filed an application seeking a rate adjustment of $9.3 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California Public Utilities Commission (the "California PUC") filed testimony recommending a $2.4 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking a $9.0 million rate adjustment. Legal briefs were filed in December 2024. On December 5, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued an order increasing Park Water's ROE to 9.57%. On May 30, 2025, the California PUC authorized an interim rate adjustment of $0.9 million or 2.3%, effective July 1, 2025 and established an Interim Rate Memorandum Account to track differences between the interim rates and final rates approved. A Proposed Decision was issued on April 10, 2026 by the Administrative Law Judge recommending an adjustment in revenues of approximately $6.0 million or 14.31%. An Alternate Proposed Decision was also issued on the same day by the assigned Commissioner's office, which recommends a rate adjustment of approximately $0.4 million or 1.06%. The Company filed comments on the proposed decisions on April 30, 2026. On May 13, 2026, a revised Alternate Proposed Decision was issued, which recommended a decrease of $0.3 million or 0.70%. On May 14, 2026, the California PUC issued an order approving the revised Alternate Proposed Decision, which authorizes a revenue requirement of $42.53 million based on a rate of return of 7.17%, which results in a revenue decrease of $0.3 million or 0.70% for the 2025 test year. On June 29, 2026, Park Water submitted a petition for modification to correct errors in the California PUC decision (D26-05-032) as certain adopted costs do not appear to be fully reflected in the authorized revenue requirement. The revenue requirement per the petition for modification is approximately $43.0 million, which would result in a rate increase of $0.2 million or 0.35%. A decision on the petition for modification request is pending.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Apple Valley Water	California	GRC	$3.1	On January 2, 2024, Apple Valley Water filed an application seeking a rate adjustment of $3.1 million based on an ROE of 9.35% and an equity ratio of 57%. On July 24, 2024, the Public Advocates Office at the California PUC filed testimony recommending a $3.9 million decrease in revenues for 2025. On September 23, 2024, the Company served rebuttal testimony seeking a $2.9 million rate adjustment. Legal briefs were filed in December 2024. On December 5, 2024, in the Cost of Capital proceeding for Small Class A Water Utilities, the California PUC issued an order increasing Apple Valley Water’s ROE to 9.57%. On May 30, 2025, the California PUC authorized an interim rate adjustment of $0.7 million or 2.3%, effective July 1, 2025 and established an Interim Rate Memorandum Account to track differences between the interim rates and final rates approved. A Proposed Decision was issued on April 10, 2026 by the Administrative Law Judge recommending a rate adjustment of $1.88 million or 7.17%. An Alternate Proposed Decision was also issued on the same day by the assigned Commissioner's office, which recommends a decrease of $2.16 million or 7.09% from present revenues. The Company filed comments on the proposed decisions on April 30, 2026. On May 13, 2026, a revised Alternate Proposed Decision was issued, which recommended a decrease of approximately $2.4 million or 7.78%. On May 14, 2026, the California PUC issued an order approving the revised Alternate Proposed Decision, which authorizes a revenue requirement of approximately $28.3 million based on a rate of return of 7.17%, which results in a revenue decrease of approximately $2.4 million or 7.78% for the 2025 test year. On June 29, 2026, Apple Valley Water submitted a petition for modification to correct errors in California PUC decision (D26-05-032) as certain adopted costs do not appear to be fully reflected in the authorized revenue requirement. The revenue requirement per the petition for modification is approximately $28.7 million, which would result in a rate decrease of approximately $2.0 million or 6.64%. A decision on the petition for modification request is pending.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Pending Rate Reviews:
Empire Electric	Missouri	GRC	$168.0	On November 6, 2024, Empire Electric filed an application seeking a net rate adjustment of $92.1 million based on an ROE of 10% and an equity ratio of 53.1%. On February 3, 2025, Staff of the MPSC and the Office of the Public Counsel filed motions to dismiss the case. The Company withdrew its tariff sheets on February 26, 2025 and refiled revised tariff sheets on the same day seeking a base rate adjustment of $152.8 million. When considering the rebasing of test year revenues for fuel and purchased power costs and the energy efficiency cost recovery rate, the filing continues to seek a net rate adjustment of $92.1 million. On March 5, 2025, the MPSC suspended the new tariff sheets until January 2, 2026. On April 10, 2025, the MPSC approved a procedural schedule for the case and on April 23, 2025, the Commission extended the true-up period from September 30, 2024 to March 31, 2025. The Company’s final true-up position reflected an annual rate adjustment of approximately $168 million, primarily driven by projected higher natural gas costs required to operate its generating units. The MPSC Staff’s position supported an adjustment of about $128 million, while OPC recommended no adjustment, citing ongoing billing issues. To resolve these differences, the Company entered into a global non-unanimous stipulation agreement providing for a rate adjustment of $97 million, with the potential to earn an additional $13.7 million annually if certain billing and customer service metrics are met. OPC and Consumers Council of Missouri did not join the settlement, and as a result of their objections, a hearing was held during the week of October 13, 2025. During the hearing, settlement terms were presented as position statements from the signatories. On November 5, 2025, the MPSC deliberated on the case and requested amendments to incorporate customer satisfaction performance metrics. The original signatories of the non-unanimous stipulation agreement submitted performance metrics in December 2025. The Commission held an on the record proceeding on January 7, 2026 related to the performance metrics. On January 14, 2026, the Commission issued its Report and Order effective January 24, 2026 approving the settlement agreements which will allow for the $97 million to be phased in over 3 years once the performance metrics have been met for three consecutive months. The Company has the ability to earn the additional $13.7 million annually if it meets additional customer performance metrics agreed to and filed with the Commission. The Company filed initial metrics on May 30, 2026 and is currently tracking performance against those metrics. On January 23, 2026, the Office of Public Counsel filed an application for rehearing and request for reconciliation. On February 5, 2026, the Commission issued an order denying the application for rehearing. On February 19, 2026, the Office of Public Counsel filed a Notice of Election to Not Appeal the Commission’s January 14 Report and Order. The Company submitted its third monthly filing stating that it has satisfied the terms of the Supplemental Stipulation for three consecutive months, which, under the Global Agreement, would permit implementation of a change in rates. In that filing, the Company identified limited deviations in each month, consistent with the provisions of the Supplemental Stipulation. On June 26, 2026 the Commission issued an Order scheduling an On-The-Record Proceeding for July 7, 2026 on the sole issue of whether the Company had met the three month performance metrics, and further suspended the tariff sheets until August 3, 2026. On July 15, 2026 the Commission issued an order finding that Empire met the customer service and billing metrics and authorized rates to take effect August 3, 2026.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Litchfield Park Water & Sewer	Arizona	GRC	$17.8	On June 30, 2025, Litchfield Park Water & Sewer filed rate applications with the Arizona Corporation Commission ("ACC") for its water and wastewater systems, requesting a combined rate adjustment of $17.8 million. The request is based on an ROE of 10.8% and an equity ratio of 54%. As part of the application, the Company is seeking approval for the implementation of an annual formula rate based adjustment mechanism. On January 16, 2026, ACC Staff filed testimony which recommends a combined rate adjustment of $14.5 million based on an ROE of 9.45% and an equity ratio of 54%. The Company filed rebuttal testimony on February 25, 2026. On March 3, 2026, the Company and Commission Staff jointly submitted a settlement agreement that resolves all matters between the two parties and would result in a combined water and wastewater rate adjustment of $15.3 million based on an ROE of 9.75% and an equity ratio of 54%. On March 19, the Company and ACC Staff jointly submitted an updated formula rate proposal. The Residential Utility Consumer Office is not party to the settlement agreement. The ACC held hearings in March 2026 on the settlement agreement and the jointly filed a formula rate proposal. On July 24, 2026, the assigned Administrative Law Judge issued a Recommended Opinion and Order ("ROO") that adopts the key terms of the settlement agreement between the Company and Commission Staff and approves the formula rate proposal with certain changes. The ROO provides for a combined rate adjustment of $15.0 million based on a ROE of 9.75% and an equity ratio of 54%. A Commission decision is expected at the August 12, 2026 ACC Open Meeting.
CalPeco Electric	California	Wildfire Expense Memorandum Application	$78.2	On June 20, 2025, CalPeco Electric filed an application to recover $78.2 million in costs associated with the 2020 Mountain View Fire recorded in the WEMA. These costs include claim settlements in excess of Liberty’s wildfire insurance coverage, legal costs, and financing costs related to the Mountain View Fire. On December 12, 2025, Cal Advocates and Small Business Utility Advocates ("SBUA") filed testimony opposing the Company’s request. Cal Advocates does not put forward a specific disallowance proposal and SBUA proposes a full disallowance of Liberty's request. Liberty's rebuttal testimony was submitted on January 23, 2026, which revised the request to $77.4 million. Hearings were held February 10-11, 2026. Legal briefs were submitted on March 13, 2026 and April 3, 2026. On June 23, 2026, a Proposed Decision was issued by the Administrative Law Judge recommending recovery of approximately $58.1 million or 75% of the requested $77.4 million recorded in Liberty's WEMA. The Proposed Decision also recommends recovery over a five-year period, as opposed to Liberty's request for a three-year recovery period, and accordingly recommends up to approximately $3.4 million in additional financing costs to cover the longer recovery period. The Company filed comments on the proposed decision in July 2026 and a commission order is expected in August 2026.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Empire Electric	Kansas	GRC	$15.8	On December 31, 2025, Empire Electric filed an application to adjust its Kansas retail electric base rates of $15.8 million, or approximately 93.77%. If the Commission approves Empire's request to include the costs of its wind projects, in base rates, then a portion of the adjustment in base rates will be offset by an expected reduction in fuel costs of approximately $3.3 million per year, reducing the proposed adjustment in the residential customer's overall bill to 40%. The Company has also proposed a three-year phase-in of rates. The Commission has approved a Procedural Schedule, pursuant to which an Evidentiary Hearing is scheduled for June 22-24. On May 6, 2026 Staff filed testimony which recommended rate adjustments of approximately $2.8 million in Year 1, $5.7 million in Year 2 and $8.5 million in Year 3. On June 3, 2026, the Company filed its Rebuttal Testimony indicating its revised revenue requirement adjustment is approximately $14.1 million. Additionally, the Company filed rebuttal testimony regarding the inappropriateness of the recommendation of a mandatory phase-in with no deferred revenue regulatory asset. On June 12, 2026 the parties filed a Joint Motion to Approve Unanimous Settlement Agreement which provides for an approximate $8.8 million rate adjustment be phased in over two years, the establishment of a deferred revenue regulatory asset account, and recovery of the Company's investment in its wind projects, along with the right to retain 50% of the revenue from the wind project in the first year of the phase-in. On July 21, 2026, the Commission approved the Unanimous Settlement. New rates took effect August 1, 2026.
Gold Canyon Sewer	Arizona	GRC	$1.7	On June 30, 2026, Gold Canyon Sewer filed an application with the ACC requesting a rate adjustment of approximately $1.7 million. The request is based on an ROE of 10.6% and an equity ratio of 54%.
Black Mountain Sewer	Arizona	GRC	$1.4	On June 30, 2026, Black Mountain Sewer filed an application with the ACC requesting a rate adjustment of $1.4 million. The request is based on an ROE of 10.6% and an equity ratio of 54%.
New York Water	NY	GRC	$38.1	On May 29, 2026, New York Water filed an application with the New York State Public Service Commission requesting a revenue increase of $38.1 million. The request is based on an ROE of 10.0% and an equity ratio of 48%. Intervenor testimony is due on October 1, 2026 with hearings scheduled to commence on November 2, 2026.
Energy North Natural Gas	NH	GRC	$35.8	On July 30, 2026 EnergyNorth Natural Gas filed an application with the New Hampshire Public Utilities Commission requesting a revenue increase of $35.8 million. The request is based on an ROE of 10.25% and an equity ratio of 52%.
Empire Electric	Arkansas	GRC	$8.4	On May 15, 2026, Empire Electric filed an application with the Arkansas Public Service Commission requesting a rate adjustment of $8.4 million. The request is based on an ROE of 10.0% and an equity ratio of 53.39%.
Empire Electric	FERC	Incentive Request & Formula Rate Modification	$1.5	On July 2, 2026, Empire Electric filed a request for transmission rate incentive treatment for its upcoming investment in a portfolio of electric transmission projects approved by the Southwest Power Pool in its 2024 Integrated Transmission Planning Assessment Report. These incentives include recovery of 100% of construction work in progress in rate base during the development of the projects and recovery of 100% of prudently incurred costs in the event the projects are cancelled or abandons for reasons beyond Empire's control. On July 31, 2026, Empire requested that FERC modify its Transmission Formula Rate ("TFR") to transition to a projected formula from historical. This request seeks a 10.69% ROE with a 50 basis point Regional Transmission Organization Participation Adder for a total requested ROE of 11.19%. Empire also requested new depreciation rates and to change its rate year to a calendar year.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

CORPORATE GROUP NET EARNINGS AND ADJUSTED NET EARNINGS
Key financial information related to the Corporate Group is as follows:

2026 Second Quarter and Year-to-Date Corporate Group Net Loss and Adjusted Net Loss
	Three months ended June 30,		Six months ended June 30,
(all dollar amounts in $ millions)	2026	2025	2026	2025
Revenue	$0.4	$0.3	$0.9	$0.8
Operating expenses	—	3.2	0.8	3.9
Depreciation and amortization	0.3	0.2	0.5	0.4
Loss (Gain) on foreign exchange	(1.1)	10.6	(1.8)	11.9
Add: Interest, dividend and other income	3.6	6.7	6.6	6.6
Less: Other net gains (losses)	(5.6)	2.4	(15.9)	(3.9)
Loss on derivative financial instruments	—	—	—	(7.5)
Corporate Group EBIT[1,2]	(0.8)	(4.6)	(7.9)	(20.2)
Interest expense	(32.3)	(33.4)	(67.5)	(69.5)
Income tax recovery	7.5	2.6	14.0	9.5
Corporate Group Net Loss attributable to shareholders	(25.6)	(35.4)	(61.4)	(80.2)
Series A Shares and Series D Shares dividend	(2.6)	(2.6)	(5.2)	(5.2)
Corporate Group Net Loss attributable to common shareholders	(28.2)	(38.0)	(66.6)	(85.4)
Add / (Less): Adjusted items
Loss on derivative financial instruments	—	—	—	7.5
Restructuring costs[4]	5.0	6.8	14.8	12.0
Loss (Gain) on foreign exchange	(1.1)	10.6	(1.8)	11.9
Adjustment for taxes related to above	1.1	0.3	0.9	(0.1)
Corporate Group Adjusted Net Loss[1,3]	$(23.2)	$(20.3)	$(52.7)	$(54.1)

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of EBIT to net earnings for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to EBIT and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that EBIT should not be construed as an alternative to net earnings.

3
This table contains a reconciliation of Adjusted Net Earnings to net earnings for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings for the Corporate Group and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that Adjusted Net Earnings should not be construed as an alternative to net earnings.

4	See Note 12 in the unaudited interim condensed consolidated financial statements.
For the three and six months ended June 30, 2026, interest, dividend and other income totaled $3.6 million and $6.6 million, compared to $6.7 million and $6.6 million, respectively, in the same periods in 2025. The decrease was primarily driven by the timing of recognition of accretion income on the Earn Out in 2025.
For the three and six months ended June 30, 2026, the loss on derivative financial instruments was $nil and $nil, compared to a loss of $nil and $7.5 million, respectively, in the same periods in 2025. The loss in the prior year period primarily related to the settlement of a C$300 million foreign exchange forward contract used to hedge underlying debt from the Company's former renewable energy group (excluding hydro).
For the three and six months ended June 30, 2026, interest expense totaled $32.3 million and $67.5 million, compared to $33.4 million and $69.5 million, respectively, in the same periods in 2025. The decrease was primarily due to the repayment on June 15, 2026 of $1,150.0 million of debt previously held at the Corporate Group, following the Senior Note Issuance, resulting in lower interest expense at the Corporate Group for the remainder of the quarter.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	30

For the three months ended June 30, 2026, other losses totaled $5.6 million compared to a gain of $2.4 million, in the same period in 2025. The increase was primarily related to an increase in restructuring costs (including third party consulting charges) in 2026 and higher gains on disposal of assets in 2025.
For the six months ended June 30, 2026, other losses totaled $15.9 million compared to $3.9 million, in the same period in 2025. The increase was primarily related to restructuring costs (including third party consulting charges).

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

HYDRO GROUP NET EARNINGS
Key financial information related to the Hydro Group is as follows:

2026 Second Quarter and Year-to-Date Hydro Group Net Earnings[1] and Adjusted Net Earnings[2]
	Three months ended June 30,		Six months ended June 30,
(all dollar amounts in $ millions)	2026	2025	2026	2025
Revenue	$10.4	$10.2	$19.5	$19.7
Other revenue	0.1	0.4	0.2	0.5
Operating expenses	3.0	3.0	6.1	5.5
Depreciation and amortization	1.9	1.8	3.7	3.6
Loss on foreign exchange	0.1	0.2	0.1	0.2
Add: Interest, dividend and other income	—	0.1	—	0.2
Less: Other losses	—	—	(0.3)	—
Hydro Group EBIT[2]	5.5	5.7	9.5	11.1
Interest expense	(0.1)	(0.3)	(0.3)	(0.5)
Income tax (expense) / recovery[3]	(1.4)	4.5	(2.0)	16.9
Net earnings from non-controlling interest	(0.9)	(1.0)	(2.0)	(2.0)
Hydro Group net earnings attributable to common shareholders	3.1	8.9	5.2	25.5
Add / (Less): Adjusted items:
Loss on foreign exchange	0.1	0.2	0.1	0.2
Adjustment for taxes related to above	—	(0.1)	—	(0.1)
Hydro Group Adjusted Net Earnings	$3.2	$9.0	$5.3	$25.6

1
This table contains a reconciliation of EBIT to net earnings for the Hydro Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 14 in the unaudited interim condensed consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to EBIT and provides additional information related to the operating performance of the Hydro Group. Investors are cautioned that EBIT should not be construed as an alternative to net earnings.

2	See Caution Concerning Non-GAAP Measures.
3
For the three and six months ended June 30, 2026, income tax expense increased primarily because the comparable periods in 2025 included income tax recoveries of $2.5 million and $15.9 million, respectively, resulting from the tax basis step-up from Hydro Group’s reorganization in connection with the Renewables Sale.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

DISCONTINUED OPERATIONS: RENEWABLE ENERGY GROUP
The former renewable energy group (excluding hydro), presented as discontinued operations, generated and sold electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities located in the United States and Canada. The renewable energy group (excluding hydro) was sold by the Company on January 8, 2025.
Key financial information related to the discontinued operations is as follows:

2026 Second Quarter and Year-to-Date Discontinued Operations Results
	Three months ended June 30,		Six months ended June 30,
(all dollar amounts in $ millions)	2026	2025	2026	2025
Revenue	$—	$—	$—	$7.4
Operating loss	$—	$—	$—	$(1.3)
Net earnings (loss) attributable to AQN	$(3.9)	$6.7	$(3.4)	$8.1
Due to the Renewables Sale, for the three and six months ended June 30, 2026, the renewable energy group's facilities generated no operating revenue, compared to $nil and $7.4 million, respectively, in the corresponding period in 2025. The net loss attributable to the Company for the three and six months ended June 30, 2026 were $3.9 million and $3.4 million, respectively, primarily reflecting closing and transition-related costs. This compares to net earnings attributable to the Company of $6.7 million and $8.1 million, respectively, in the same period in 2025.

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NON-GAAP FINANCIAL MEASURES
Reconciliation of EBIT to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to EBIT of AQN and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended June 30,		Six months ended June 30,
(all dollar amounts in $ millions)	2026	2025	2026	2025
Net earnings attributable to common shareholders	$1.0	$21.5	$84.6	$115.7
Add: Series A Shares and Series D Shares dividend	2.6	2.6	5.2	5.2
Net earnings attributable to shareholders	3.6	24.1	89.8	120.9

Add (deduct):
Income tax expense	2.6	7.0	31.4	26.8
Net effect of non-controlling interest	(18.3)	(18.0)	(36.4)	(35.9)
Earnings from discontinued operations, net of tax	3.9	(6.7)	3.4	(8.1)
Interest expense	77.1	67.8	149.7	139.2
EBIT	$68.9	$74.2	$237.9	$242.9

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings of AQN and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings attributable to common shareholders to Adjusted Net Earnings of AQN exclusive of these items:

	Three months ended June 30,		Six months ended June 30,
(all dollar amounts in $ millions except per share information)	2026	2025	2026	2025
Net earnings attributable to common shareholders	$1.0	$21.5	$84.6	$115.7
Add (deduct):
Earnings (loss) from discontinued operations, net of tax	3.9	(6.7)	3.4	(8.1)
Loss (gain) on derivative financial instruments	—	(0.3)	—	6.9
Restructuring costs[1]	9.7	6.8	28.9	12.4
WEMA write-off[1]	17.2	—	17.2	—
Loss on foreign exchange	3.8	14.0	3.8	17.9
Adjustment for taxes related to above	(6.4)	(1.7)	(9.1)	(2.2)
Adjusted Net Earnings	$29.2	$33.6	$128.8	$142.6
Adjusted Net Earnings per common share	$0.04	$0.04	$0.17	$0.19

1	See Note 12 in the Unaudited Interim Condensed Consolidated Financial Statements.
For the three months ended June 30, 2026, Adjusted Net Earnings totaled $29.2 million as compared to $33.6 million for the same period in 2025, a decrease of $4.4 million.
For the six months ended June 30, 2026, Adjusted Net Earnings totaled $128.8 million as compared to $142.6 million for the same period in 2025, a decrease of $13.8 million.

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SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended June 30,		Six months ended June 30,
(all dollar amounts in $ millions)	2026	2025	2026	2025
Regulated Services Group
Sustaining[1]	$118.6	$110.1	$171.6	$188.0
Growth	37.0	26.1	68.2	48.4
	155.6	136.2	239.8	236.4

Hydro Group	0.7	0.7	1.0	1.2

Total Capital Expenditures	$156.3	$136.9	$240.8	$237.6

1	Capital spend to support existing systems (e.g. asset replacements, safety & reliability projects).
2026 Second Quarter Property, Plant and Equipment Expenditures
During the three months ended June 30, 2026, the Regulated Services Group made capital expenditures of $155.6 million as compared to $136.2 million during the same period in 2025. The increase of $19.4 million is mainly due to the timing of capital expenditures incurred. The Regulated Services Group's investments during the second quarter of 2026 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of water, electric and natural gas systems.
During the three months ended June 30, 2026, the Hydro Group made capital expenditures of $0.7 million as compared to $0.7 million during the same period in 2025. The Hydro Group's investments in the second quarter of 2026 were primarily related to the replacement of capital components at existing operating facilities.
2026 Year-to-Date Property, Plant and Equipment Expenditures
During the six months ended June 30, 2026, the Regulated Services Group incurred capital expenditures of $239.8 million as compared to $236.4 million during the same period in 2025. The Regulated Services Group's investments year-to-date in 2026 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and natural gas systems.
During the six months ended June 30, 2026, the Hydro Group made capital expenditures of $1.0 million as compared to $1.2 million during the same period in 2025. Investments year-to-date in 2026 were primarily related to the replacement of capital components at existing operating facilities.

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LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group to manage liquidity and working capital requirements (collectively the "Bank Credit Facilities").
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at June 30, 2026:

	As at	As at
	June 30, 2026	December 31, 2025
(all dollar amounts in $ millions)	Total	Total
Revolving and term credit facilities[1]	$1,880.8	$1,928.5
Funds drawn on facilities / commercial paper issued	(560.1)	(420.0)
Letters of credit issued	(34.5)	(34.1)
Liquidity available under the facilities	1,286.2	1,474.4
Undrawn portion of uncommitted letter of credit facilities	(1.6)	(62.4)
Cash on hand	55.0	32.7
Total Liquidity and Capital Reserves	$1,339.6	$1,444.7
[1] Includes a $14.6 million uncommitted standalone letter of credit facility for the Corporate Group and $91.2 million drawn term facilities of Suralis S.A. as at June 30, 2026, compared to $75 million and $78.5 million, respectively, as at December 31, 2025.

Regulated Services Group
As at June 30, 2026, the Regulated Services Group's $25.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility") had $8.9 million drawn. The Bermuda Credit Facility matures on July 10, 2027.
As at June 30, 2026, the Regulated Services Group's $1.0 billion senior unsecured revolving credit facility (the "Long-Term Regulated Services Credit Facility") had no amounts drawn and had $21.5 million of outstanding letters of credit. The Long-Term Regulated Services Credit Facility matures on November 13, 2030.
As at June 30, 2026, the Regulated Services Group had $460.0 million of commercial paper issued and outstanding.

Corporate Group
As at June 30, 2026, the Corporate Group's $750.0 million senior unsecured revolving credit facility (the "Corporate Credit Facility") had no amounts drawn and had no outstanding letters of credit. The Corporate Credit Facility matures on March 31, 2028.
As at June 30, 2026, the Company had issued $13.0 million of letters of credit from its $14.6 million uncommitted letter of credit facility. The Corporate Group has the ability to increase the facility as required with notice.
Long-Term Debt
On April 17, 2026, the Regulated Services Group entered a $1.15 billion senior unsecured syndicated delayed draw term facility (the "Regulated Services Delayed Draw Term Facility") with a maturity date of April 17, 2028. On May 18, 2026, subsequent to the closing of the Senior Note Offering (as defined below), the Regulated Services Delayed Draw Term Facility was terminated with no amounts drawn under its $1.15 billion of commitments.
On May 15, 2026, Liberty Utilities Co. ("LUCo") completed an offering (the "Senior Note Offering") of $650 million aggregate principal amount 5.10% senior notes due May 15, 2031 (the “2031 Notes”) and $500 million aggregate principal amount of 5.65% senior notes due May 15, 2036 (the “2036 Notes” and together with the 2031 Notes, the “Senior Notes”). The Senior Notes are unsecured and unsubordinated obligations of LUCo and rank equally with all of LUCo's existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future LUCo subordinated indebtedness. LUCo used the net proceeds from the sale of the Senior Notes to repay an intercompany loan (including accrued interest) due to the Company and made an intercompany loan to Liberty Utilities (America) Co. (“LUA”). LUA subsequently used such funds to repay existing amounts owing to the Company. On June 15, 2026, the Company used the funds, together with cash on hand, to fully repay its $1.15 billion aggregate principal amount of 5.365% notes due 2026 and to pay related fees and expenses.

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Credit Ratings
AQN has a long-term consolidated corporate credit rating of BBB from Standard & Poor's Financial Services LLC, ("S&P"), a BBB rating from Morningstar DBRS ("DBRS") and a BBB issuer rating from Fitch Ratings Inc. ("Fitch").
LUCo has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody's Investor Service, Inc. ("Moody's"). Debt issued by LUCo has a rating of BBB from S&P, BBB+ from Fitch and Baa2 from Moody's. Debt issued by Liberty Utilities Finance GP1 ("Liberty GP") has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. The Empire District Electric Company has an issuer rating of BBB from S&P and a Baa1 rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. The fixed-rate securitized utility tariff bonds (series 2024-A) issued by Empire District Bondco, LLC have a rating of AAA (sf) from S&P and Moody's.
Contractual Obligations
Except for changes in scheduled principal repayments on long-term debt resulting from the Senior Note Offering, there were no material changes in the Company’s contractual obligations as at June 30, 2026 as compared to December 31, 2025. The following table presents the Company’s scheduled principal repayments on long-term debt as at June 30, 2026:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$6,687.7	$923.8	$153.0	$1,755.3	$3,855.6

1	Exclusive of deferred financing costs, bond premium/discount, and fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2079 and 2082, respectively. However, the Company currently anticipates repaying such notes in advance of maturity upon exercise of the Company's redemption rights in accordance with the terms of the applicable governing indenture.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "AQN". As at August 6, 2026, AQN had 769,901,895 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All common shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Company (the "Board"). As at August 6, 2026, AQN had outstanding:
•4,800,000 Cumulative Rate Reset Preferred Shares, Series A, yielding 6.576% annually for the five-year period ending on December 31, 2028; and
•4,000,000 Cumulative Rate Reset Preferred Shares, Series D, yielding 6.853% annually for the five year period ending on March 31, 2029.
Declaration of 2026 Third Quarter Dividend of $0.0650 (C$0.0912) per Common Share
The Board has declared a third quarter 2026 dividend of $0.0650 per common share payable on October 15, 2026 to shareholders of record on September 29, 2026.
The Canadian dollar equivalent for the third quarter 2026 dividend is C$0.0912 per common share.
Changes in the level of dividends paid by AQN are at the discretion of the Board, with dividend levels being reviewed periodically by the Board in the context of AQN's financial performance and growth prospects.

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The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

	Q4 2025	Q1 2026	Q2 2026	Q3 2026	Total
U.S. dollar dividend	$0.0650	$0.0650	$0.0650	$0.0650	$0.2600
Canadian dollar equivalent	$0.0918	$0.0888	$0.0886	$0.0912	$0.3604
Dividend Reinvestment Plan
Effective March 16, 2023, AQN suspended its shareholder dividend reinvestment plan (the "Reinvestment Plan") for registered holders of common shares of AQN. If the Company elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan.
As at June 30, 2026, 168,595,010 common shares representing approximately 22% of total common shares outstanding had been registered with the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
As at June 30, 2026, the following share-based compensation awards were outstanding which may be exercised or settled, as applicable, for common shares of the Company:

Share-based compensation awards	Total
Options	1,384,590
Performance and Restricted Share Units	6,479,651
Director's Deferred Share Units	845,479
Bonus Deferral Restricted Share Units	78,243
AQN also has an Employee Share Purchase Plan (the "ESPP") which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. As at June 30, 2026, a total of 4,660,443 common shares had been issued under the ESPP.
MANAGEMENT OF CAPITAL STRUCTURE
AQN views its capital structure in terms of its debt and equity levels at its individual operating groups and at an overall company level.
AQN's objectives when managing capital are:
•to maintain its capital structure consistent with investment grade credit metrics appropriate to the sectors in which AQN operates;
•to maintain the utilities' capital structures consistent with capital structures approved by regulators in the jurisdictions in which the Company operates;
•to maintain appropriate debt and equity levels and to limit financial constraints on the use of capital;
•to have available capital to finance capital expenditures sufficient to maintain existing assets;
•to generate sufficient cash to fund sustainable dividends to shareholders as well as meet current tax and internal capital requirements; and
•to have appropriately sized revolving credit facilities available for ongoing investment in growth and development opportunities.
AQN monitors its cash position on a regular basis in an effort to have available funds to meet normal course capital and other expenditures.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. The risks discussed below are not intended to be a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF and Annual MD&A available on SEDAR+ and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.

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Risks Related to Changes in Laws and Regulations
The operations and activities of the Company, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements or actions of a variety of federal, state, provincial and local governments and courts, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, decisions, orders, rules and other requirements affect the operations and activities of, and costs incurred by, the Company. The Company is accordingly subject to risks associated with: changing political conditions and changes in political leadership, changes in, modifications to, reinterpretations of or application of existing laws, rules, orders or regulations, the imposition of new laws, rules, orders or regulations (including the imposition of import controls and tariffs and the power of eminent domain), court decisions, and the taking of other action by governmental, judicial or regulatory authorities, including, but not limited to, a pause, reduction or elimination of relevant federal funding, incentives, credits or programs, revocation, lapse, limitation or non-renewal of utility franchises or other rights to provide utility services to existing or new customers, lack of approval of wildfire mitigation plans which could adversely affect the Company's ability to defend against wildfire litigation or obtain sufficient wildfire liability insurance, potential complaint and administrative proceedings, potential limitations on water rights used by utilities in providing service, eminent domain of assets, termination of contracts, actions to municipalize utility service areas or limitations on utility growth and/or expansions of service areas and anti-foreign ownership sentiment and actions resulting therefrom, any of which could adversely affect the Company's business, regulatory approvals, assets, results of operations and financial condition. If the Company or any of its subsidiaries or business units were found to be in violation of such applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions and/or legal or regulatory decisions that could have a material impact on the Company.
Additionally, the jurisdictions in which the Company operates may be adversely affected by local, national and international political and economic developments. Such developments may include nationalization or expropriation initiatives, political instability, changes in government or governmental priorities, increased political or trade tensions between countries, legislation or policies affecting foreign ownership or investment, acts or threats of war, terrorism or other hostilities, actions taken by governments or regulatory bodies in response to such events, military actions or conflicts, including ongoing or escalating conflicts in the Middle East, which have resulted in disruption to commercial shipping lanes and contributed to volatility in global energy markets and broader inflationary pressures, and significant cybersecurity incidents originating from or directed at state or non‑state actors. Any such developments could disrupt economic conditions, impair the Company’s ability to operate or develop its assets, increase compliance or operating costs, cause supply chain disruptions, restrict access to capital or markets, or otherwise adversely affect the Company’s business, assets, results of operations, cash flows or financial condition. As a Canadian‑domiciled company with the majority of its operations and assets located in the United States, the Corporation may also be subject to heightened risks associated with foreign ownership or control, including the enactment or enforcement of U.S. federal, state or local laws, regulations or policies that could impose additional restrictions, conditions, review requirements or limitations on the Company or its utilities, which could adversely affect the Company’s operations, growth strategies or financial performance.
Treasury Risk Management
Capital Markets and Liquidity Risk
As at June 30, 2026, the Company and its subsidiaries had approximately $6.6 billion of long-term consolidated indebtedness. Management of the Company believes, based on its current expectations as to the Company's future performance, that the cash flow from operations, the funds available under its credit facilities, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Company's expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Company's control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management's expectations as to future performance will be realized.
The Company's ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Company, any adverse financial or operational performance, the price of the Common Shares of the Company, financial market disruptions, the failure or collapse of any financial institution, prevailing market views and perceptions, or other factors outside the Company's control. In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity or similar securities necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company's leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Company's ability to obtain additional financing for working capital, investments in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company's flexibility and discretion to operate its business; limit the Company's ability to declare dividends or maintain prior dividend levels; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case

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such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company's existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company's ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies.
The Company will need to refinance or reimburse amounts outstanding under the Company's existing consolidated indebtedness over time. There can be no assurance the Company will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Company cannot refinance its indebtedness or raise additional indebtedness, or if the Company cannot refinance its indebtedness or raise additional indebtedness on terms that are no less favourable than the current terms, the Company's cash flows and ability to declare dividends or repay its indebtedness may be adversely affected.
The Company's ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt service obligations, the realization of the anticipated benefits of any acquisition, disposition and investment activities, and working capital and capital expenditure requirements. In addition, the Company's ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company's consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Company's liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk from certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and "regulatory lag" may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable.
As a result, fluctuations in interest rates could materially increase the Corporation's financing costs, limit the Corporation's options for financing or investment and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at June 30, 2026, approximately 92% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and, as a result, such debt is not subject to significant interest rate risk in the short-term time horizon.
Borrowings subject to variable interest rates can fluctuate significantly from month to month, quarter to quarter and year to year. AQN's target is to maintain a minimum of 90% fixed rate debt. As a result, the Company may hedge the interest rate risk on its variable interest rate borrowings from time to time.
Based on amounts outstanding as at June 30, 2026, the impact to interest expense on variable rate loans from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had no amounts outstanding as at June 30, 2026. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Long-Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at June 30, 2026. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $460.0 million outstanding as at June 30, 2026. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $4.6 million annually;
•term facilities at Suralis that are subject to variable interest rates had $91.2 million outstanding as at June 30, 2026. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.9 million annually; and
•the Bermuda Credit Facility is subject to a variable interest rate and had $8.9 million outstanding as at June 30, 2026. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million.

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In summary, a 100 basis point change in the variable interest rate would impact the interest expense of the Company by approximately $5.6 million annually.
Tax Risk and Uncertainty
The Company is subject to income and other taxes primarily in the United States, Canada, Bermuda, and Chile. Changes in tax laws or interpretations or applications thereof, which may or may not have a retroactive effect, in the jurisdictions in which the Company does business could adversely affect the Company's results from operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Company (or the Company could lose tax benefits to which it previously was entitled).
OPERATIONAL RISK MANAGEMENT
Regulatory Risk
Profitability of AQN businesses is, in part, dependent on regulatory climates in the jurisdictions in which those businesses operate.
In the case of some of the Hydro Group’s hydroelectric facilities, water rights are owned by governments that reserve the right to control water levels, which may affect revenue. The failure to obtain all necessary licenses or permits for such facilities, including renewals thereof or modifications thereto, may result in an inability to operate the facility and could adversely affect cash generated from operating activities.
The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The Company operates utilities in 13 U.S. states, one Canadian province, Bermuda and Chile and therefore is subject to regulation from 17 different regulatory agencies, including FERC. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. Regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In order to mitigate this exposure, the Company seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs. A fundamental risk faced by a regulated utility is the disallowance by the utility’s regulator of operating expenses or capital costs for which recovery is sought through regulatory proceedings. The Company has invested significant capital in its utilities for which it is or will be seeking cost recovery. There is a risk that the utilities’ regulators may not approve, or may otherwise delay recovery, of some or all of the Company’s invested capital. In certain jurisdictions, the Company's utilities may be exposed to infrastructure-related responsibilities (including stormwater or climate adaptation systems) for which there is limited or no established cost recovery framework. In addition, as the Company recently updated its technology infrastructure systems, there is additional risk that financial data required for rate filings could be difficult to produce or the data is deemed unreliable for ratemaking purposes. Further, there is additional risk that customer billing services may be deemed inadequate and such customer billing concerns could negatively impact the risk of disallowance and/or regulatory lag and may result in additional administrative actions and complaint proceedings against the Company and its operating subsidiaries. In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislation or rulings that would impact the extent to which such costs could be recovered. Similarly, recovery of extraordinary fuel expenses may pose additional risk for cost recovery and could be subject to legislation or regulatory action that would impact the extent to which such costs could be recovered. Further, there is a risk that utility regulators may scrutinize the Company's allocation of shared costs. If the Company is unable to recover increased costs of operations or its investments in new facilities, or in the event of significant regulatory lag, the Company's results of operations could be adversely affected.
Furthermore, the economies of Canada and the United States each experienced a significant rise in the inflation rate in the post-pandemic era compared to recent historical inflation rates. While the inflation rate has subsided due, in part, to actions taken by the Bank of Canada and the U.S. Federal Reserve System, there remains uncertainty in the near-term outlook as to whether inflation will remain elevated. Increases in inflation raise the Company’s costs for labour, materials and services, and a failure to recover these increased costs could result in under-recovery. Cost recovery efforts could also face resistance from customers and other stakeholders especially in a rising cost environment, whether due to inflation or high fuel prices or otherwise, and/or in periods of economic decline or hardship. Significant increases in costs also could increase financing needs and otherwise adversely affect the Company’s business, financial position and results of operations.
In addition, there is a risk that the utility’s regulator will not approve the revenue requirements or rate adjustments requested in outstanding or future rate applications or will, on its own initiative, seek to reduce the existing revenue requirements or approved rates. Rate applications are subject to the utility regulator’s review process, usually involving participation from intervenors and other stakeholders that are involved in the case, and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the utility regulators will permit the Company to recover all costs actually incurred, costs of debt and income taxes, or to earn a particular return on equity.

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Condemnation Expropriation Proceedings
The Company's distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions (including, without limitation, Liberty Utilities (Apple Valley Ranchos Water) Corp., which has been the subject of a condemnation lawsuit filed by the Town of Apple Valley and Liberty New York Water, which has received municipalization inquiries). There can be no assurance that the Corporation will receive fair market value for such assets or that the Corporation would not incur a loss.
Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Company's facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Company seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
Development and construction projects could experience a decrease in expected returns as a result of increased costs.
Tariff Risk
Changes in tariffs may adversely affect the capital expenditures required to maintain, develop or construct the Company’s projects or infrastructure. In 2025 and 2026, the U.S. government issued numerous executive orders imposing tariffs on goods from various countries around the world, including Canada, Mexico and China, as well as product-specific tariffs on various goods, such as steel, aluminum, copper and automobiles, and have indicated further measures may be under consideration. Many countries have similarly announced reciprocal or other tariffs impacting products manufactured or produced in the United States. New or existing trade agreements, including the ongoing review of the U.S.-Mexico-Canada Agreement, may also impact the tariff rate applicable to goods imported by the Company or its suppliers. Additionally, certain tariffs are subject to legal challenges. Accordingly, the situation is fluid and changes rapidly. Whether existing tariffs will be increased, decreased, or suspended altogether, as well as the imposition of additional tariffs by the U.S., the potential for further retaliation or tariff imposition by other countries, or any further adjustment to trade policies and tariffs and the timing thereof are difficult to predict at this time.
Tariffs may increase the cost of imported materials and equipment, disrupt supply chains, drive economic volatility, and create adverse capital and credit market conditions. The impact of tariffs on the cost of products and supplies used by the Company may increase the Company’s operating costs and elevate the cost of capital projects. Given the evolving nature of global trade policies, the Company cannot reasonably estimate the potential effects of current or future tariffs. Such effects could include project delays, cost increases, and other challenges to the execution of the Company’s strategic plans.
In addition, import restrictions, border delays and governmental seizures may also increase the cost of projects and result in construction and placed-in-service delays. These events could adversely affect the Company as a buyer and importer of goods, and ultimately impacts its expected returns, results of operations and cash flows.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	43

Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 22 of the lawsuits and is in the process of obtaining dismissals with prejudice of said lawsuits. The trial date previously scheduled for April 15, 2025, was vacated. There are only two non-litigation claims remaining (one brought by the United States Department of Agriculture, and one brought by the Bureau of Land Management). The likelihood of success in these claims is uncertain. Liberty CalPeco intends to vigorously defend these claims but is nonetheless engaged in negotiations in an effort to try and resolve these claims short of litigation. The Company accrued and incurred estimated losses of $178.4 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and WEMA of $71.5 million, which also includes legal expenses and carrying charges. On June 20, 2025, the Company filed an application seeking recovery of $78.2 million, comprising of the costs recorded to date in the WEMA and $6.7 million of forecasted legal expenses. On June 23, 2026, a Proposed Decision was issued by the Administrative Law Judge recommending recovery of approximately $58.1 million or 75% of the requested $77.4 million recorded. The Proposed Decision also recommends recovery over a five-year period, as opposed to Liberty CalPeco's request for a three-year recovery period, and accordingly recommends up to approximately $3.4 million in additional financing costs to cover the longer recovery period. The Liberty CalPeco filed comments on the proposed decision in July 2026 and a commission order is expected in August 2026. The Proposed Decision resulted in a $17.2 million expense, which reduced earnings by the same amount. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley (the "Town") filed a lawsuit in California state court seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the trial court issued a Tentative Statement of Decision denying the Town's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the trial court issued the Final Statement of Decision. The trial court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the trial court. On August 2, 2022, the trial court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On January 15, 2025, the California Court of Appeal issued a decision reversing the trial court’s finding that the Town does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney’s fees to Liberty Apple Valley. The Court of Appeal decision remands the condemnation proceedings to the trial court to determine whether to (i) allow the Town to take the water system, (ii) remand the matter to the Town for further administrative proceedings or (iii) hold a new trial and apply the appropriate burden of proof and standard of review. On February 21, 2025, Liberty Apple Valley filed a petition for review of the Court of Appeal decision with the California Supreme Court. On April 23, 2025, the California Supreme Court granted the petition for review, which is proceeding in due course before the California Supreme Court. The California Supreme Court held oral argument on June 3, 2026 and a decision from the Court is expected on or before September 1, 2026.
Lexington Gas Incident
On April 9, 2025, an explosion and fire occurred in Lexington, Missouri, destroying or damaging certain structures, including residences, served by the gas distribution system of The Empire District Gas Company. A minor died and two others suffered serious physical injuries. The National Transportation Safety Board is investigating. To date, eleven active lawsuits remain as well as other pre-litigation demands that have been asserted against a subsidiary of the Company and third party defendants which seek damages for personal injury and property damage. The Missouri Attorney General filed a petition for injunctive relief and civil penalties associated with the incident. This litigation has been resolved by a Consent Judgment which provides for a $0.03 million civil penalty and confirmation of Lexington asset mapping; the Consent Judgment has been approved by the court and all obligations under it have been satisfied. In addition, the MPSC opened an investigation docket into the Empire District Gas Company's compliance with pipeline safety requirements. Although there can be no assurance, the Company has insurance that is currently expected to apply up to applicable policy limits for personal injury and property damage litigation and claims. The Company has currently accrued and incurred estimated losses of $157.3 million for claims related to the incident, against which recoveries through insurance of $149.2 million have been recorded, reflecting amount recovered and expected to be recovered. While the Company may incur a material loss in excess of the amount accrued, the Company cannot currently estimate the upper end of the range of reasonably possible losses that may be incurred. The estimate of losses is subject to change as additional information becomes available.

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Technology Infrastructure Implementation Risk
The Company relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Company to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.
AQN and certain of its subsidiaries have completed the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems. The transition of operations to these new technology systems, or deficiencies in the design or implementation of these systems, could materially adversely affect the Company's operations, including its ability to monitor its business, pay its suppliers, bill its customers, and record and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Company's operations, financial condition, cash flows and results of operations could be adversely affected.
Redomicile Risk
The Company has announced its intention to redomicile the incorporation of the Company to the United States (the “Redomicile”). Management may be required to allocate substantial time and resources, and significant costs and taxes are expected to be incurred, to execute the Redomicile. Additionally, certain shareholders may be subject to adverse tax consequences in connection with the Redomicile. There is no assurance that the conditions to completion of the Redomicile will be satisfied or that the Company will ultimately complete the Redomicile or that, if completed, the Company will realize the expected benefits of the Redomicile. The fact that the Company is pursuing the Redomicile, and the dedication of substantial resources of the Company to the Redomicile, could have an adverse impact on the Company’s business, relationships with current and prospective employees, customers, suppliers, partners and other stakeholders, share price and operating results.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for each of the eight most recent quarters, the most recent of which ended June 30, 2026:

(all dollar amounts in $ millions except per share information)[4]	3rd Quarter 2025	4th Quarter 2025	1st Quarter 2026	2nd Quarter 2026
Revenue	$582.7	$630.7	$792.4	$543.9
Net earnings attributable to common shareholders from continuing operations and discontinued operations	36.2	18.4	83.6	1.0
Net earnings attributable to common shareholders	71.0	29.4	83.1	4.9
Net earnings (loss) from discontinued operations	(34.8)	(11.0)	0.5	(3.9)
Net earnings per share from continuing operations and discontinued operations	0.05	0.02	0.11	—
Net earnings per share	0.09	0.04	0.11	0.01
Net loss per share from discontinued operations	(0.04)	(0.01)	—	(0.01)
Diluted net earnings per share	0.05	0.02	0.11	—
Adjusted Net Earnings[1]	69.0	47.2	99.6	29.2
Adjusted Net Earnings per common share[1]	0.09	0.06	0.13	0.04
EBIT[1]	157.4	93.2	169.0	68.9
Total assets[3]	13,788.4	14,136.2	14,049.9	13,923.2
Long-term debt[2,3]	6,434.6	6,532.9	6,686.0	6,635.7
Dividends declared per common share	$0.07	$0.07	$0.07	$0.07
	3rd Quarter 2024	4th Quarter 2024	1st Quarter 2025	2nd Quarter 2025
Revenue	$573.2	$584.8	$692.4	$527.8
Net earnings (loss) attributable to common shareholders from continuing operations and discontinued operations	(1,308.4)	(189.1)	94.2	21.5
Net earnings (loss) attributable to common shareholders	46.8	(110.2)	92.8	14.8
Net earnings (loss) from discontinued operations	(1,355.2)	(78.9)	1.4	6.7
Net earnings (loss) per share from continuing operations and discontinued operations	(1.71)	(0.25)	0.12	0.03
Net earnings (loss) per share	0.06	(0.14)	0.12	0.02
Net earnings (loss) per share from discontinued operations	(1.77)	(0.10)	—	0.01
Diluted net earnings (loss) per share	(1.71)	(0.25)	0.12	0.03
Adjusted Net Earnings[1]	62.2	42.5	109.0	33.6
Adjusted Net Earnings per common share[1]	0.08	0.06	0.14	0.04
EBIT[1]	131.1	115.8	168.7	74.2
Total assets[3]	17,788.6	16,961.7	13,663.3	13,693.4
Long-term debt[2,3]	8,725.0	8,047.5	6,322.0	6,328.8
Dividends declared per common share	$0.07	$0.07	$0.07	$0.07

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt and long-term debt.
3	Includes discontinued operations
4	Reflects results of continuing operations unless marked otherwise (see Explanatory Notes)
Quarterly revenues have fluctuated between $527.8 million and $792.4 million over the prior two year period. A number of factors impact quarterly results, including acquisitions, dispositions (including the Renewables Sale), seasonal fluctuations and customer rates. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar, which can result in significant changes in reported revenue from Canadian operations.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	46

Quarterly net earnings (loss) attributable to common shareholders from continuing operations and discontinued operations have fluctuated between a loss of $1,308.4 million and earnings of $94.2 million over the prior two year period. Earnings have been impacted by non-cash factors such as impairment upon classification of the renewable energy group (excluding hydro) as held for sale, deferred tax recovery and expense, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of June 30, 2026, under the supervision of and with the participation of AQN's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the CEO and the CFO have concluded that as of June 30, 2026, AQN's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the Company's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Changes in Internal Controls over Financial Reporting
For the three months ended June 30, 2026, there has been no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN's significant accounting policies and new accounting standards are discussed in Notes 1 and 2, respectively, in the Company's unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis